Via Facsimile and U.S. Mail
Mail Stop 6010

July 1, 2008

Mr. Peter W. Keegan
Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, NY 10065-8087

Re: Loews Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2007
         Form 10-Q for the Quarter Ended March 31, 2008
         File No. 001-06541

Dear Mr. Keegan:

        We have reviewed your May 6, 2008 response to our April 22, 2008 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.   Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarter Ended March 31, 2008

  1. Please refer to your response to previous comment three. We reviewed your disclosure regarding fair value in Note 3 of your March 31, 2008 Form 10-Q. Please expand your disclosure to describe in detail how management determines fair value, including the process of due diligence to understand the inputs used by outside sources or how the data was calculated or derived and how you corroborate the reasonableness of external inputs in the valuation process. We continue to believe that while you are not required to indicate or infer that third parties have determined fair value, when you do, they must be named. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the third party.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant